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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-8B-2

                   REGISTRATION STATEMENT OF UNIT INVESTMENT
                           TRUSTS WHICH ARE CURRENTLY
                               ISSUING SECURITIES

                        PURSUANT TO SECTION 8(B) OF THE
                         INVESTMENT COMPANY ACT OF 1940

        LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                       OF
                      LINCOLN LIFE ANNUITY COMPANY OF NEW YORK

                  ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES
                ONLY FOR PURPOSES OF INFORMATION PROVIDED HEREIN

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 ORGANIZATION AND GENERAL INFORMATION

1. (a)Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

        LLANY Separate Account R For Flexible Premium Variable Life Insurance of Lincoln Life & Annuity Company of New York ("Account"). The Account has no Internal Revenue Service Employer Identification number.

     (b)Furnish title of each class or series of securities issued by the trust.

        Flexible Premium Variable Life Insurance Policies On the Lives of Two Insureds ("Policies"). Policy provisions may vary in some states to comply with applicable law.

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     Lincoln Life & Annuity Company of New York ("Company", "LLANY" or "Lincoln Life")
     Suite 1700, 120 Madison Street
     Syracuse, NY 13202

     Internal Revenue Service Employer
     Identification Number:  16-1505436

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

    Not applicable.

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4.  Furnish name and principal  business address and ZIP  Code and the  Internal
    Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

    Lincoln Financial Advisors, Inc. ("LFA")
    1300 South Clinton Street, P.O. Box 1110
    Fort Wayne, IN 46802

    Internal Revenue Service Employer
    Identification Number:  35-1151034

5. Furnish name of state or other sovereign power, the laws which govern with respect to the organization of the trust.

    New York.

6. (a)Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

       The Account was organized under New York law on January 29, 1998 pursuant to a resolution of the Board of Directors of the Company dated July 24, 1996. The Account will continue in existence until the Company's
       Board of Directors directs that it be terminated.

    (b)Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.
       Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

    Not applicable.

8.  State the date on which the fiscal year of the trust ends.

    December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is

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    material.

    To be filed by amendment.


                                      II.
                        GENERAL DESCRIPTION OF THE TRUST
                          AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES
OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

    (a)Whether the securities are of the registered or bearer type.

       The Policies which are to be issued are of the registered type, insofar as the Policies are personal to the owners of the Policies ("Owners" or "policyowners"), and the records concerning the policyowners are maintained by or on behalf of the Company.

    (b)Whether the securities are of the cumulative or distributive type.

       The Policies are of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the accumulation value and may be reflected in the death benefit under a Policy at any time, depending on the death benefit option chosen.

    (c)The rights of security holders with respect to withdrawal or redemption.

       A Policy may be cancelled within the right-to-examine period in accordance with applicable state law. The Policy must be returned within 10 days after receipt by the Owner of the Policy (60 days after receipt where required by law for policies issued in replacement of other insurances). If the Policy is cancelled in a timely fashion, the Company will refund the premiums paid, without interest, unless state law requires otherwise. The initial premium is held in the Money Market Fund of the Account and not allocated to the other Funds of the Account even if the policyowner so directed until the expiration of the right-to-examine period. Refunds will usually occur within seven days of notice of cancellation although a refund of premiums paid by check may be delayed until the check clears a policyowner's bank.

       At any time before the death of the second of the two Insureds to die (the "Second Death"), a policyowner may fully or partially surrender a Policy by sending a written request to the Company at its Administrative Office, Hartford, CT 06152-2249. The amount of a partial surrender may be no less than the minimum amount set forth in the Policy, currently $500, and not more than 90% of the Surrender Value at the end of the valuation period in which the election becomes or would become effective. The amount available for a full

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       surrender is the Surrender Value at the end of the valuation period during which the surrender request is received at the Administrative Office. Accumulation Value in the Account available for surrender on any given valuation day reflects total net premiums (premiums paid less a premium load of 8%), investment performance through the date of the request, other charges incurred in connection with a Policy, and any partial surrenders. No partial surrender will be permitted which would result in a Specified Amount lower than the then current minimum (presently $250,000) for which a Policy would be issued. The Accumulation Value will vary daily. The method for calculating Accumulation Value is described in Item 10(i)(3).

       If a Policy is being totally surrendered, it must be returned to the Company along with the request. Any unpaid charges and indebtedness will be deducted from or added to the Accumulation Value.

       Payment of a Policy's Surrender Value in connection with a full surrender, or a portion of Net Accumulation Value, in connection with a partial surrender, will normally occur within seven (7) days after receipt of a written request at the Administrative Office. Payment may be postponed whenever: (i) the New York Stock Exchange is closed, other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of policyowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's assets. A policyowner may elect to have the Surrender Value paid in a lump sum or under one of the settlement options referred to in Item 10(i)(7).

       Upon the Second Death, the designated beneficiary is entitled to receive the death benefit proceeds under a Policy. The death benefit and death benefit proceeds are described in Item 10(i)(2).

       See Item 13 for a discussion of applicable surrender charges.

    (d)The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

       At any time if both Insureds are still living, the policyowner may convert a Policy to a second-to-die life insurance policy then being offered by the Company, providing benefits which do not depend on the investment experience of a separate account. The new policy will have, at the policyowner's election, the same specified amount or the same net amount at risk (death benefit less Accumulation Value) as the Policy as well as the same issue ages, policy date and rate class as the Policy. No evidence of insurability is required for such an exchange. The election of the policyowner may not result in an increase in the net amount at risk.

       A policyowner may obtain policy loans, as described in Item 21.

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       A policyowner may make surrenders, as described in Item 10(c), subject to a $25 transaction charge on a partial surrender, as described in Item 13.

       A policyowner may allocate net premiums (premiums paid less the 8% premium load) among (a) the sub-accounts of the Account (the "Variable Sub-Accounts") and (b) the Fixed Account (also a "Sub-Account"), as described in Item 15.

       Transfers among the Sub-Accounts are permitted subject to certain conditions. Up to the lesser of $250,000 or 25% of Policy values held in the Fixed Account (as of the preceding Policy Anniversary) may be transferred during a 30 day period following each Policy Anniversary to one or more of the Variable Sub-Accounts. Transfers to the Fixed Account or to another Variable Sub-Account from one or more of the Variable Sub-Accounts may be made at any time. The first 12 transfer requests in a policy year are free of any transfer charge as is any transfer to the Fixed Account from a Variable Sub-Account whose investment strategy has changed . A $25 transfer charge may be imposed for the 13th and each subsequent transfer request in a policy year. Any value remaining in the Fixed Account or a Variable Sub-Account after a transfer must be at least $500. Transfers resulting from policy loans and the exercise of conversion rights will not be subject to any charge and will not count against the number of free transfer requests. The Company will implement all transfers and determine all values at the end of the valuation period during which the transfer request is received and recorded. The Company may, at any time, revoke or modify the transfer privilege.

   (e) If the trust is the issuer of periodic plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

       A Policy matures, and the Surrender Value is paid to the Owner, if when the younger Insured attains or would have attained age 100. Following maturity, a Policy cannot be reinstated.

       Subject to the foregoing:

       The duration of a Policy depends upon the Net Accumulation Value. Except as noted below, a Policy will lapse only when the Net Accumulation Value is insufficient to cover the monthly deduction on the monthly anniversary day.

       If the Net Accumulation Value is insufficient to cover the monthly deduction, unless the No-Lapse Provision has been selected and is in effect, the Company will notify a policyowner of the minimum payment needed to keep the Policy in force. A policyowner will have a grace period of 61 days for the Company to receive sufficient payments. The notice will be sent at least 31 days before the end of the grace period. If the Company does not receive a sufficient payment within the grace period, lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting net premium will be allocated among the Variable and Fixed Sub-Accounts based on the most recent previous premium payment, unless the Company agrees to accept instructions otherwise, and any monthly deductions due will be charged to the Variable and Fixed Sub-Accounts.

       If the No Lapse Provision has been selected the Owner is required to pay, on or before each Monthly Anniversary Day, the monthly No Lapse premium as specified in the POLICY SPECIFICATIONS. As long as the sum of all premium payments less any indebtedness and partial surrenders is at least equal to the sum of the No Lapse Premiums due since the Date of Issue, the policy will not lapse even if the Net Accumulation Value is insufficient to meet the Monthly Deductions.

       A Grace Period of 61 days will be granted if on any Monthly
       Anniversary Day it is determined that the No Lapse Provision premium requirement has not been met. Within 31 days of the beginning of that Grace Period, Lincoln Life will notify the Owner of the amount of premium necessary to either a) maintain the No Lapse Provision in force for at least two months, or b) maintain the policy in force for at least two months, as specified under the GRACE PERIOD provision. The Owner will have the option to pay either amount.

       The No Lapse Provision will terminate if (a) the No Lapse Premium requirements are not met, (b) there is an increase in the Specified Amount, and or (c) there is a change in the Death Benefit Option. Once the No Lapse Provision is terminated, it cannot be reinstated.

       The Company may allow reinstatement at any time within both Insureds' lifetime(s); reinstatement will require evidence of insurability of both Insureds satisfactory to the Company and the payment of an amount which will keep the Policy in force for at least two months.

   (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

       To the extent required by law, the Company will vote the shares of the various mutual funds held in the Account (the "Funds") at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interest in the corresponding Variable Sub-Accounts. If, however, the Investment Company Act of 1940 ("1940 Act") or any regulation thereunder would be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the Fund(s) shares in its own right, it may elect to do so.

       The number of votes which a policyowner has the right to instruct will be calculated separately for each Variable Sub-Account. This number will be determined by dividing the Policy's Accumulation Value in a Sub-Account by the net asset value per share of the corresponding Fund. In determining the number of votes, fractional shares will be recognized. The number of votes that a policyowner has the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund, but not more than 60 days before the meeting of the Fund. Voting instructions will be solicited by written communication at least 14 days prior to such meeting in accordance with procedures established by the Fund. Each person having a voting interest in the Fund will receive appropriate proxy materials and reports.

       The Company will vote the Fund shares as to which no timely instructions are received in proportion to the voting instructions from others with an interest in the particular Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by the Company.

       The Company may, if required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of the Fund or to approve or disapprove an investment advisory contract for a Fund. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would have an adverse effect on the Sub-Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. In the event the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to policyowners.

   (g) Whether security holders must be given notice of any change in:

      (1) the composition of the assets of the trust.

          The Company reserves the right, subject to compliance with applicable law:

          (i) to make additions to, deletions from, or substitutions for the

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               Fund shares that are held or purchased by the Account;

          (ii) to eliminate the shares of any Fund and to substitute shares of another open-end, registered investment company, if the shares of that Fund are no longer available for investment, or if in its judgment further investment in that Fund should become inappropriate in view of the investment objectives of the Account;

         (iii) to eliminate one or more Sub-Accounts, if, in its sole discretion, marketing, tax or investment conditions warrant;

          (iv) to operate the Account as a management company under the 1940
               Act;

           (v) to deregister the Account under the 1940 Act in the event such registration is no longer required; and

          (vi) to combine the Account with one or more of the Company's other separate accounts as may be established.

      In no event will any of the changes described above be made without notice to policyowners in accordance with the 1940 Act and without obtaining, as necessary, prior approval of the Commission.

      (2) the terms and conditions of the securities issued by the trust.

          No changes in the terms and conditions of a Policy that adversely affect a policyowner's rights will be made without notice to the policyowner.

      (3) the provisions of any indenture or agreement of the trust.

          Not applicable.

      (4) the identity of the depositor, trustee or custodian.

          The Account has no trustee or custodian. There is no provision requiring notice to, or consent of, security holders, with respect to a change in the identity of the depositor.

   (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

      (1) the composition of the assets of the trust.

          Consent of policyowners is not required when changing the underlying securities of the Account. However, to change such securities, approval of the Commission is required by Section 26(b) of the 1940 Act. Except as required by Federal or State law or regulation, no action will be taken by the Company which will adversely affect the rights of policyowners without their consent.

      (2) the terms and conditions of the securities issued by the trust.

          No changes in the terms and conditions of a Policy that affect a

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          policyowner's rights will be made without notice to the policyowner.

          The Company reserves the right to amend the Policy without policyowner consent as may be necessary to comply with applicable law.

      (3) the provisions of any indenture or agreement of the trust.

          Not applicable.

      (4) the identity of the depositor, trustee or custodian.

          See Item 10(g)(4).

  (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

       (1) PREMIUM PAYMENTS. The policyowner may make premium payments in any amount and at any frequency, subject to the basic premium requirements and certain restrictions stated in the Policy.

           A policyowner may also determine a planned periodic premium payment schedule that provides for the payment of a level premium at a fixed interval for a specified period of time. A policyowner need not make premium payments in accordance with such planned periodic premium schedule and the failure to make a planned payment will not itself cause a Policy to lapse. A policyowner may make unscheduled premium payments subject to restrictions listed in the Policy. If the No Lapse Provision is in effect, the policyowner will be required to pay a stipulated cumulative premium by each Monthly Anniversary Day in order to keep the provision in effect.

           A premium load of 8.0% will be deducted from each premium payment. Unless the policyowner directs otherwise, additional premium payments made by a policyowner while there is indebtedness will be treated first as loan repayments with no premium load deducted, to the extent not required to be first applied to keep the Policy from lapsing. A premium paid to prevent lapse will have the premium load deducted.

           In the application for a Policy, a policyowner can allocate net premium payments among the Fixed and Variable Sub-Accounts. The net premium will be allocated on the first valuation day following the expiration of the right-to-examine period (see Item 10(c)) in accordance with the directions in the application. Net premiums paid thereafter will be allocated in accordance with the policyowner's instructions in the application or subsequent directions by the policyowner. Percentages must be in whole numbers allocated to a particular Fixed or Variable Sub-Account.

       (2) GENERAL DESCRIPTION OF BASIC POLICY BENEFITS. (A) DEATH BENEFIT. As long as the Policy remains in force, the Company will, upon receipt of proof of the death of both Insureds, pay the death benefit proceeds of the Policy, reduced by any outstanding indebtedness and due and unpaid charges, to the named beneficiary in accordance with the designated death benefit option. Death benefits will be determined at the end of the valuation period during which the Second Death occurs. The proceeds may be paid in a lump sum or under one or more of the settlement options which are added by rider.

           The Policies provide two death benefit options: Death Benefit Option 1 ("Option 1") and Death Benefit Option 2 ("Option 2"). Generally, the death benefit option is designated in the application. Absent such a designation, Option 1 is in effect. The death benefit under Option 1 is the greater of the specified amount of the Policy or a specified percentage (the "corridor percentage") times the Accumulation Value (in the latter case, the Policy would be "in the Corridor"). The death benefit under Option 2 is equal to the greater of the specified amount plus the Accumulation Value of the Policy or the corridor percentage times the Accumulation Value.

  (b) SPECIFIED AMOUNT. A policyowner may increase or decrease the specified amount if both Insureds are still living. For any increase, the Company will require satisfactory evidence of insurability of both Insureds. The effective date of the increase will be the monthly anniversary day on or following approval of the increase by the Company. No decrease may reduce the specified amount to less than $250,000. Any decrease will be applied first to the most recent coverage under the Policy, then to the next most recent, and so forth.

       Generally, the death benefit option in effect may be changed by sending a written request for change to the Administrative Office. The death benefit may not be changed if it would result in a specified amount less than $250,000. The effective date of any change will be the monthly anniversary day on or following receipt of the request.

       The specified amount will be changed when a change in death benefit option is made. If the change is from Option 1 to Option 2, the new specified amount will equal the Death Benefit, less the Accumulation Value. If the change is from Option 2 to Option 1, the new specified amount will equal the Death Benefit as of the date of the change.

       (3) CALCULATION OF EACH VARIABLE SUB-ACCOUNT'S VALUE. When the initial premium has been paid, the Policy's value in a Variable Sub-Account will equal the portion of the net premium allocated to the Sub-Account reduced by the portion of the first monthly deduction allocated to that Sub-Account. Thereafter, on each valuation day, the Policy's account value in each Variable Sub-Account will equal:

           (a) The Policy's Accumulation Value in the Sub-Account on the preceding valuation day, adjusted for changes in Fund net asset value, Fund dividends and other distributions and changes in the Sub-Account's liabilities for the current valuation period; plus

           (b) Any net premium payments received during the current valuation period which are allocated to the Sub-Account; plus

           (c) All account values transferred to the Sub-Account from the Fixed Account or Loan Account or from another Sub-Account during the current valuation period; minus

           (d) All account values transferred from the Sub-Account to the Fixed Account or Loan Account or to another Sub-Account during the current valuation period; minus

           (e) All partial surrenders from the Sub-Account during the current valuation period; minus

           (f) The portion of the monthly deduction allocated to the Sub-Account during the current valuation period.

           A Policy's Accumulation Value equals the sum of a Policy's value in each Variable Sub-Account plus the Policy's Fixed Account Value, plus the Loan Account Value. Because Accumulation Value is dependent upon a number of variables, including the investment experience of the chosen Fund(s), the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, the Policy's Accumulation Value cannot be predetermined.

       (4) INVESTMENT PERFORMANCE. Each Sub-Account has its own distinct variable accumulation unit value. Premium Payments allocated to each Variable Sub-Account are converted into Variable Accumulation Units. This is done by dividing each Premium Payment by the value of a Variable Accumulation Unit calculated at the end of the Valuation Period during which the Premium Payment is allocated to the Variable Sub-Account. The Variable Accumulation Unit value for each Variable Sub-Account was or will be established by Lincoln Life at the inception of the Variable Sub-Account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit Value for a Variable Sub-Account for any later Valuation Period is determined as follows:

           1. The total value of Fund shares held in the Variable Sub-Account is calculated by multiplying the number of Fund shares owned by the Variable Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

           2. The liabilities of the Variable Sub-Account at the end of the Valuation Period; such liabilities include daily charges imposed on the Variable Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Variable Account; and

           3. The result of (2) is divided by the number of Variable Sub-Account Variable Accumulation Units outstanding at the beginning of the Valuation Period.

           The daily charges imposed on a Variable Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

       (5) LOAN PROVISIONS. See Item 21.

       (6) PAYMENT OF BENEFITS. Death benefits will be determined as of the time of the Second Death once the Company receives due proof of death of both Insureds, and will ordinarily be paid within seven days after such receipt. Payment of the benefits under the Policy may be postponed if the Policy is contested, or whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of policyowners; or
           (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities held by a Variable Sub-Account is not reasonably practicable, or it is not reasonably practicable to determine the value of the Account's net assets.

       (7) SETTLEMENT OPTIONS. The benefits under a Policy will be paid in a lump sum unless another arrangement is made. Settlement options are added to the Policy with a rider which permits the Policyowner and beneficiaries, subject to a prior action of the Policyowner, to decide the form in which the benefits will be paid. The settlement options include: payments for a fixed period; life income with a guaranteed fixed period; interest only; and periodic payments of a fixed amount.

       (8) OPTIONAL INSURANCE BENEFIT. No optional insurance benefits may be added to a Policy by rider at this time.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

    The Account invests, at the policyowner's option, in securities of one or more of the Funds (see Item 10(f)), each of which is a mutual fund registered with the Commission as an open-end diversified management company. Each Sub-Account invests solely in shares of one of the nineteen Funds. Each Fund is a series or portfolio of a corporation or a Massachusetts business trust registered under the 1940 Act. See Item 12(a). The nineteen Funds and their investment objectives are as follows:

    AIM V.I. CAPITAL APPRECIATION FUND (Small Cap Stocks): Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

    AIM V.I. DIVERSIFIED INCOME FUND (Fixed Income - Intermediate Term Bonds):
    Seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "JUNK BONDS").

    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by its adviser to have strong earnings momentum.

    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is secondary objective.

    CIGNA VP MONEY MARKET FUND (Money Market): Seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value by investing in short-term money market instruments.

    CIGNA VP S&P 500 INDEX FUND (Large Cap Stocks): Seeks to achieve its objective of long-term growth of capital by attempting to replicate the composition and total return, reduced by fund expenses, of the Standard and Poor's 500 Composite Stock Price Index.

    FIDELITY VIP II ASSET MANAGER PORTFOLIO (Balanced or Return): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks): Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking to exceed the composite yield on the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

    FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO (Fixed Income- Intermediate Term Bonds): Seeks high current income by investing primarily in fixed-income securities such as bonds, notes and debentures.

    MFS EMERGING GROWTH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers. Seeks to provide long-term growth of capital by investing in common stocks of small and medium-sized companies which have the potential for growth.

    MFS TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to provide above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

    MFS UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

    MFS WORLD GOVERNMENTS SERIES (International Fixed Income): Seeks not only preservation, but also growth, of capital together with moderate current income through a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities.

    TEMPLETON ASSET ALLOCATION FUND (Balanced or Total Return): Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments
    of any nation, and in money market instruments.   Assets are allocated
    among different investments depending upon worldwide market and economic conditions.

    TEMPLETON INTERNATIONAL FUND (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

    TEMPLETON STOCK FUND (Balanced or Total Return): Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.

    OCC SMALL CAP PORTFOLIO (Small Cap Stocks): Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalization of under $1 billion.

    OCC MANAGED PORTFOLIO (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessment of relative investment values.

    OCC GLOBAL EQUITY PORTFOLIO (International Stocks): Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

    (a) Name of Company.
        AIM Variable Insurance Funds, Inc. ("AIM V.I. Fund"), managed by AIM Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;

        CIGNA Variable Products Group ("CIGNA Funds"), managed by CIGNA Investments, Inc., 900 Cottage Grove Road, Hartford, CT 06152;

        Variable Insurance Products Fund I ("Fidelity Trust I") and Variable Insurance Products Fund II ("Fidelity Trust II"), managed by Fidelity Management & Research Company, 82 Devonshire Street, Boston, MA 02103;

        MFS Variable Insurance Trust ("MFS Trust"), managed by Massachusetts Financial Services Company, 500 Boylston Street, Boston, MA 02116;

        OCC Accumulation Trust ("OCC Trust"), managed by OpCap

       Advisors, One World Financial Center, New York, NY 10281;

       Templeton Variable Products Series Fund ("Templeton Series"), managed by Templeton Investment Counsel, Inc., 500 E. Broward Blvd., Broward Financial Centre, Suite 1200, Fort Lauderdale, Florida 33394-3091.

   (b) Name and principal business address of depositor.

       Not applicable.

   (c) Name and principal business address of trustee or custodian.

       AIM V.I. Fund: State Street Bank and Trust Co., 225 Franklin Street, Boston, MA 02110;

       CIGNA Variable Products Group: State Street Bank and Trust Co., 225 Franklin Street, Boston, MA 02110;

       Fidelity Trust I: EQUITY INCOME PORTFOLIO -- The Chase Manhattan Bank, N.A., 1211 Avenue of the Americas, New York, NY 10036;

       Fidelity Trust II: INVESTMENT GRADE BOND PORTFOLIO -- The Bank of New York, New York, NY; ASSET MANAGER PORTFOLIO -- The Chase Manhattan Bank, N.A., 1211 Avenue of the Americas, New York, NY 10036;

       MFS Trust: Investors Bank & Trust Company, 89 South Street, Boston, MA 02110;

       OCC Trust: State Street Bank and Trust Company, P.O. Box 8505, Boston, MA 02266-8505;

       Templeton Series: The Chase Manhattan Bank, N.A., Chase Metrotech Center, Brooklyn, NY 11245.

   (d) Name and principal business address of principal underwriter.

       AIM V.I. Fund: AIM Distributors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;

       CIGNA Financial Services, Inc., 900 Cottage Grove Road, Hartford, CT
       06152;

       Fidelity Trust I & II: Fidelity Distribution Corporation, 82 Devonshire Street, Boston, MA 02109;

       MFS Trust: MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;

       OCC Trust: OCC Distributors, One World Financial Center, New York, NY 10281;

       Templeton Series: Franklin Templeton Distributors, Inc., P.O. Box 33030, St. Petersburg, Florida 33733-8030.

   (e) The period during which the securities of such company have been the underlying securities.

       Not applicable.

INFORMATION CONCERNING LOAD, FEES, CHARGES AND EXPENSES

13.(a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and
       (5) redeemed or liquidated assets of the trust's securities are subject:

          (A) the nature of such load, fee, expense or charge;

          (B) the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

    (1) PRINCIPAL PAYMENTS

        A deduction of 8.0% of the premium will be made from each premium payment. The deduction represents sales load plus an amount the Company currently deems sufficient to pay state taxes and federal tax liabilities.

    (2) UNDERLYING SECURITIES

        No load, fee, expense or charge is assessed in connection with the purchase of the underlying securities for the Account.

    (3) DISTRIBUTIONS

        No load, fee, expense or charge is assessed in connection with distributions, except for a $25 transaction fee with respect to partial surrenders.

    (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

        All income and other distributions earned by each Fund are reinvested, without charge, at net asset value in shares of the Fund.

    (5) REDEEMED OR LIQUIDATED ASSETS

        For charges associated with total surrenders, see Item 13(e)(5).

 (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     Not applicable.

 (c) State the amount of sales load as a percentage of the net amount invested.

     State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

     Approximately 8.82% (8/92).

 (d) Explain fully the reasons for any differences in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors or employees of the depositor, trustee, custodian or principal underwriter.

     Not applicable.

 (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

    (1) MORTALITY AND EXPENSE RISK CHARGE. The Company charges the Variable Sub-Accounts for the mortality and expense risks the Company assumes. The charge is made daily at an effective annual rate of .80% (guaranteed not to exceed .90%) of the value of each Variable Sub-Account's assets. The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefit proceeds will be payable sooner than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated.

    (2) ACCUMULATION VALUE TRANSFER CHARGE. After the twelfth transfer request during any one policy year, a charge of $25 may be imposed for each transfer request and deducted pro rata from the Fixed or Variable Sub-Account(s) from which the transfer is being made except as provided in Item 10(d).

    (3) TAXES. Currently no charge is made to the Account for Federal income taxes that may be attributable to the Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made.

    (4) MONTHLY DEDUCTION. Charges will be deducted monthly from the Accumulation Value of each Policy to compensate the Company for certain administrative costs, and for the cost of insurance and optional benefits added by rider. The monthly deduction will be deducted on each monthly anniversary day and allocated among the funding vehicles used (Variable and Fixed Sub-Accounts) based on the proportionate values in each funding vehicle. The monthly charges consist of the following:

       (A) MONTHLY ADMINISTRATIVE CHARGE. The Company has responsibility for the administration of the Policy and the Account. Annual administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash surrenders and Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Account, the Company assesses a monthly administrative fee of $12.50 during the first Policy Year and, currently

           $5 thereafter (guaranteed not to exceed $10). In addition, a monthly administrative fee of $0.09 per $1,000 of Specified Amount is deducted for the first twenty years of the Policy and as to an increase in Specified Amount, for the first twenty years following such increase, and, if the No Lapse Provision is selected, an additional fee of $0.01 per $1000 of Specified Amount is deducted so long as the No Lapse Provision is in effect.


       (B) COST OF INSURANCE CHARGE. Because the cost of insurance depends upon a number of variables, this charge can vary from month to month. The Company will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rate by the Net Amount at Risk for each policy month. The Net Amount at Risk for a policy month is (a) the death benefit at the beginning of the policy month, less (b) the Accumulation Value at the beginning of the policy month. The Net Amount at Risk may be affected by changes in the Accumulation Value or the Specified Amount of a Policy.

           The cost of insurance rate is based on gender classification, attained age, underwriting class and years since issue. The actual monthly cost of insurance rates will be based on the Company's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the applicable 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female) or, for unisex rates, on the 1980 CSO-B Table and the Insureds' attained ages at the nearest birthday. Any change in the cost of insurance rates will apply to all persons of the same age, gender classification and underwriting class whose Policies have been in force for the same length of time.

       (C) OPTIONAL INSURANCE BENEFITS CHARGE. The monthly deduction will include deductions for any optional insurance benefits added to a Policy by rider.

    (5) SURRENDER CHARGE. A $25 surrender charge will be imposed on a partial surrender. A surrender charge, which is a function of the Insureds' ages, the number of years since issue and the Specified Amount, is also deducted upon a full surrender before the fifteenth anniversary of the Issue Date or, with respect to any increase in Specified Amount before the fifteenth anniversary of the increase.

 (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(e) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

     Neither the Company nor any affiliated person of the Company may receive any profit or any other benefit from premium payments under the Policies or the investments held in the Account not included in answer to Item 13(a) or
     (e) through the sale or purchase of the Policies or shares of the Funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built into a Policy exceeds the actual cost of insurance needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under a Policy to be profitable to the Company, (3) on Policy loans, the Company may derive a profit on the difference between interest charged and interest credited;
     (4) the Company will compensate certain other persons, including Company agents, for services rendered in connection with the distribution of a Policy, as described in Item 38, but such payments will be made from the Company's general account and (5) the Company (or an affiliate) may receive fees from the Funds or their advisers, distributors or affiliate thereof, for making the Funds available under the Policies or providing administrative, distribution or other services.

 (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Persons wishing to purchase a Policy must complete an application. A Policy may only be issued upon receipt of evidence of insurability of both Insureds satisfactory to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject any application or to place one or both Insureds into a special underwriting category. The Company generally will issue a Policy only to Insureds between the ages of 18 and 80. Policies will be issued in accordance with the state insurance laws.

     Interests in the Fixed and Variable Sub-Accounts may also be acquired by transfers, as described in Item 10(d).

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Applicants for the Policy will be asked to select one or more of the applicable funding vehicles to which net premium payments are to be allocated, and the applicable percentage (a whole number) to be allocated to each such funding vehicle. That allocation can be changed at any time with respect to future premium payments upon receipt of written notice at the Administrative Office at no charge. Premiums will be allocated as the policyowner has directed. All premiums paid, after the first premium payment, must be sent directly to the Administrative Office and will be deemed received when actually received at the Administrative Office.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     On each valuation day of each Fund, the Account purchases or redeems shares in each Fund based on a netting of all transactions for that day, including the amount of net premiums invested in the applicable Variable Sub-Account, transfers, policy loans and loan repayments, surrender payments, charges, and payment of benefits to be effected on that day.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

        The procedures with respect to surrenders or redemption by security holders are described in response to Items 10 (c), (d), (e) and (i).

    (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

        The Company is required to process all surrender requests as described in Item 10(c). Each Fund will redeem its shares upon the Company's request in accordance with the 1940 Act. Redeemed shares are retired although they may later be reissued if a Fund's governing documents permit.

    (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

        A Policy, once totally surrendered, may not be resold.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

        All dividend and capital gains distributions (if any) of the Funds will be automatically reinvested in additional Funds shares at their net asset value. Pursuant to the Policy, the Company will make distributions from the Account in connection with death benefit proceeds, policy loans, and full and partial surrenders. Applicable procedures for such distributions are described in the answers to Items 10(c), 10(i)(6), and 21.

    (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

        Not applicable.

    (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

        Net premium payments placed in the Account constitute reserves for benefits under the Policies.

    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

        No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company will have primary responsibility for all administration of the Policies and the Account. The administrative services provided include preparation of the Policies, maintenance of policyowners' records and all accounting, valuation, regulatory and reporting services required by the Company.

     The Company will send such reports of the Account and the Funds as are presently required by the 1940 Act and regulations promulgated thereunder. The Company will also mail to policyowners, at the last known address of record at the Administrative Office, any reports required by state law. Each person having a voting interest will receive proxy material, reports, and other materials relating to the Funds.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

    (a) Amendments to such indenture or agreement.

        Not applicable.

    (b) The extension or termination of such indenture or agreement.

        Not applicable.

    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

        Not applicable.

    (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed. Not applicable.

    (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

        The Company acts as depositor. There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

        There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

        So long as the Policy remains in force, a policyowner may borrow money from the Company using a Policy as the only security for the loan. The maximum amount that may be borrowed is 90% of the Surrender Value at the time of the loan. The loan may be repaid in whole or in part at any time while the Policy is in force.

        An amount equal to the loan plus interest will be withdrawn from the funding vehicles being used in proportion to the value of each funding vehicle, and transferred to the Loan Account until the loan is repaid.

        The interest rate charged on policy loans will be at the rate of 8% per year in arrears. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

        The Loan Account will be credited with interest which may vary, but will not be less than the loan interest rate less 2% per year in the first ten Policy Years and 1% thereafter.

        Indebtedness equals the total of all policy loans and accrued interest on the loans. If at any time indebtedness exceeds the Accumulation Value, unless a No Lapse Provision is in effect, a grace period will begin, and the Company will notify a policyowner and any assignee of record at least 31 days before the end of the grace period. If a sufficient payment to eliminate such excess indebtedness is not received by the Company within 61 days after the grace period begins, the Policy will lapse and terminate without value. The Policy, however, may later be reinstated subject to certain conditions.

        Indebtedness may be repaid any time while the Policy is in force. Additional premium payments made by the policyowner while there is indebtedness will (unless the policyowner directs otherwise) be applied first to reduce indebtedness, unless it must first be applied to prevent the Policy from lapsing. If not repaid, the Company may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the value in the Loan Account securing the indebtedness will be transferred from the Loan Account to the Variable and Fixed Sub-Accounts in the same proportion in which net premium payments are then being allocated, at the end of the valuation period during which the repayment is received.

    (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

        The portion of a policy loan attributable to the Variable Sub-Accounts will normally be paid within seven days after receipt of written request. The Company may postpone payment of any such policy loan whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of policyowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of any Variable Sub-Account's net assets. In addition, the Company may delay the payment of policy loans secured by Accumulation Value that the policyowner paid by check until such time as the check has cleared a policyowner's bank.

        See also paragraph (a) of this Item.

    (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any party to such indenture or agreement.

     There are no such provisions.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     INCONTESTABILITY. The Company cannot contest the Policy as to the initial specified amount after it has been in force during the lifetime of both Insureds for two years from the date of issue. A new two year contestability period will apply to each increase in specified amount beginning on the effective date of each such increase and will apply to material misrepresentations made in the application for the increase. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

     SUICIDE. If the Second Death results from suicide, while sane or insane, within two years from the issue date, the only benefit paid upon the Second Death will be the sum of: a) premiums paid, minus the amount of any partial surrenders, minus any outstanding loan balance. In the event of lapse of a Policy, the suicide period will be measured from the effective date of reinstatement. If the Second Death results from suicide, while sane or insane, within two years after the effective date of any increase in insurance or any reinstatement, the Company's total liability with respect to such increase or reinstatement will be a refund of the monthly charges for its cost of insurance.

     MISSTATEMENT OF AGE. If the age of either insured is misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age.

                                      III.
                 ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
                                  OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

        The Company was incorporated under the laws of New York in 1996.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

        Not applicable.

    (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

        Pursuant to Fund Participation Agreements with the investment advisers to and/or principal underwriters for the Fund Groups, the depositor anticipates receiving asset-based fees from the advisers or their affiliated persons for administrative, distribution or other services.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

     The Company is principally engaged in offering life insurance policies and annuity contracts in New York. It is licensed to do business in New
     York. Guam and the Virgin Islands. The Company is also the depositor of other separate accounts registered with the Commission as unit investment trusts which fund or will fund variable annuity contracts or variable life insurance policies of the Company.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

        (i)  name and principal business address;

        (ii) nature of relationship or affiliation with depositor or the trust;

       (iii) ownership of all securities of the depositor;

        (iv) ownership of all securities of the trust;

         (v) other companies of which each person named above is presently officer, director or partner.

        See the table below. See also Item 29.

   (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                      DIRECTORS AND OFFICERS OF THE COMPANY

EXECUTIVE OFFICERS AND DIRECTORS
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
ROLAND C. BAKER                     President [1/95-present], First Penn-Pacific Life
DIRECTOR                            Insurance Co. Formerly: Chairman and CEO
1801 S. Meyers Road                 [7/88-1/95], Baker, Ralish, Shipley & Politzer, Inc.
Oakbrook Terrace, Ill. 60181

J. PATRICK BARRETT                  President [12/94-present], BGS Leasing Group, Ltd.;
DIRECTOR                            Chief Executive Officer [1/93-present], Syracuse
4605 Watergap                       Executive Air Service, Inc. Formerly: Chief
Manlius, NY 13104                   Executive Officer [8/81-9/87] and Chairman
                                    [7/83-9/87], Avis, Inc.

DAVID N. BECKER                     Vice President [1/90-present], The Lincoln National
SECOND VICE PRESIDENT AND           Life Insurance Company
APPOINTED ACTUARY
1300 South Clinton Street
Fort Wayne, Ind. 46802

THOMAS D. BELL, JR.                 President and Chief Executive Officer
DIRECTOR                            [4/95-present], Burson-Marstellar. Formerly: Vice
230 Park Avenue, South              Chairman [4/94-4/95], Gulfstream Aerospace Corp.;
New York, NY 10003                  Vice Chairman and Chief Executive Officer
                                    [1/89-1/94], Burson-Marstellar

JON A. BOSCIA                       President and Chief Executive Officer
DIRECTOR                            [10/96-present] (formerly Chief Operating Officer
1300 South Clinton Street           [5/94-10/96]), Lincoln National Life Insurance Co.
Fort Wayne, Ind. 46802              Formerly: President [7/91-5/94] Lincoln Investment
                                    Management Inc.

PHILIP L. HOLSTEIN                  President, Lincoln Life & Annuity Company of New
PRESIDENT AND DIRECTOR              York [7/96-Present] Formerly: President, [1/82-7/96]
120 Madison Street, Suite 1700      The Holstein Company, Inc.
Syracuse, NY 13202

HARRY L. KAVETAS                    Executive Vice President and Chief Financial Officer
DIRECTOR                            [2/94-present], Eastman Kodak Company. Formerly:
343 State Street                    Vice President [9/61-12/93], IBM Corp.
Rochester, NY 14650-0235

BARBARA S. KOWALCZYK                Senior Vice-President Corporation Planning
DIRECTOR                            [1/94-present], Lincoln National Corp.; Formerly:
200 East Berry Street               Senior Vice President [1/77-1/94], Lincoln National
Fort Wayne, Ind. 46802              Investment Management Co.

MARGEURITE L. LACHMAN               Managing Director
DIRECTOR                            [4/87-present], Schroder Real Estate Associates
437 Madison Avenue, 18th Floor
New York, NY 10022

NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
LOUIS G. MARCOCCIA                  Officer [1/75-present], Syracuse University
DIRECTOR
Skytop Office Building
Skytop Road
Syracuse, NY 13244-5300

TROY D. PANNING                     Second Vice President and Chief Financial Officer
SECOND VICE PRESIDENT AND           [11/96-present] Formerly: Manager [9/90-11/96],
CHIEF FINANCIAL OFFICER             Ernst & Young LLP
120 Madison Street, Suite 1700
Syracuse, New York 13202

JOHN M. PIETRUSKI                   Chairman of Board
DIRECTOR                            [1/89-present], Texas Biotechnology Corp.
One Penn Plaza
Suite 3408
New York, NY 10119

LAWRENCE T. ROWLAND                 Executive Vice President [10/96-present] (formerly
DIRECTOR                            Senior Vice President One Reinsurance [1/93-10/96],
Place                               Vice President [10/91-1/93]), Lincoln National Life
1700 Magnavox Way                   Insurance Co.
Fort Wayne, Ind. 46804

JOHN L. STEINKAMP                   Vice President and Associate General Counsel
DIRECTOR                            [8/77-present], Lincoln National Corp.
200 East Berry Street
Fort Wayne, Ind. 46802

RICHARD C. VAUGHAN                  Executive Vice President and Chief Financial Officer
DIRECTOR                            [1/95-present] (formerly Senior Vice President
200 East Berry Street               [6/92-1/95], Lincoln National Corp.
Fort Wayne, Ind. 46802


                    COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business;
     (c) ownership of all securities of the depositor.

     The depositor of the trust is:

           Lincoln Life & Annuity Company of New York
           120 Madison Street, Suite 1700
           Syracuse, NY 13202

     There are no natural persons directly or indirectly owning controlling or holding power to vote 5% of more of the outstanding voting securities of the depositor. The Company is a subsidiary of The Lincoln National Life Insurance Company, which is wholly-owned by Lincoln National Corporation. The Lincoln National Life Insurance Company's address is:

           The Lincoln National Life Insurance Company
           1300 South Clinton Street
           Fort Wayne, IN 46801

     The address for Lincoln National Corporation is:

           Lincoln National Corporation
           200 East Berry Street
           Fort Wayne, IN 46802

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR COMPENSATION OF OFFICERS

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

    (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

    (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not applicable with respect to the Account. As of this date, the Account had not yet commenced operations.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) the aggregate direct remuneration to directors;

    (b) indirectly or through subsidiaries to directors.

        Not applicable with respect to the Account. See Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        Not applicable with respect to the Account. See Item 31.

    (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

        Not applicable with respect to the Account. See Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable with respect to the Account. See Item 31.


                                       IV.
                    DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     No sales are currently being made. It is proposed that Policies will initially be offered in New York. The sale of the Policies has not been discontinued in any states.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

        (1) Name of officer, agency or body.

        (2) Date of denial.

        (3) Brief statement of reason given for revocation.

        Not applicable.

    (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

        Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

        The Account's principal underwriter, Lincoln Financial Advisors, Inc. ("LFA"), plans to distribute the Policies through its own agents and through selling agreements with other broker-dealers and insurance agencies. LFA is a broker-dealer registered with the Commission, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

        Not applicable.

    (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

        Not applicable.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state of other sovereign power under the laws of which each underwriter was organized and the date of organization.

        LFA is an Indiana corporation incorporated in 1968.

    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

        Not applicable.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

        Not applicable.

    (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

        (1) The nature of such fee or participation.

        (2) The name of the person making payment.

        (3) The nature of the services rendered in consideration for such fee or participation.

        (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

            Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

        See Item 27.

    (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

        Not applicable.

    (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

        Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

     Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

        (1) The source of quotations used to determine the value of portfolio securities.

            Each Fund's shares are valued at net asset value as supplied to the Company by the Fund or its agent.

        (2) Whether opening, closing, bid, asked or any other price is used.

            See Item 44(a)(1) and 16.

        (3) Whether price is as of the day of sale or as of any other time.

            See Item 16.

        (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).


            The Account's assets and liabilities (such as charges against the Account) are valued in accordance with generally-accepted accounting principles on an accrual basis. The Company does not currently intend to create a reserve for its Federal income taxes.

        (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

            Not applicable.

        (6) Whether adjustments are made for fractions:

            (i) before adding distributor's compensation (load); and

           (ii) after adding distributor's compensation (load).

                Not applicable because the Account does not compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b). Appropriate adjustments will be made for fractions in all computations.

    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as the latest practicable date.

        No Policies have yet been offered for sale to the public.

    (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

        The Company does not require a premium payment of a fixed amount at fixed intervals for a specified time period. A policyowner may, subject to the limitations set forth in Item 10(i), pay premiums at any frequency in any amount prior to maturity of the Policy (see Item 10(e)). Nonetheless, policyowners will need to pay sufficient premiums to maintain adequate surrender value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the insureds' ages, gender classification, underwriting classification and years since issue. In addition, there will be additional charges if optional insurance benefits are elected.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

     Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

        (1) The source of quotations used to determine the value of portfolio securities.


            See Item 44(a)(1).

        (2) Whether opening, closing, bid, asked or any other price is used.

            See Item 44(a)(2).

        (3) Whether price is as of the day of sale or as of any other time.

            As of the day a request for surrender is received at the Administrative Office.

        (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

            See Item 44(a)(4) and 18(c).

        (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

            See Item 10(c).

        (6) Whether adjustments are made for fractions.

            Not applicable.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

        No Policies have yet been offered for sale to the public.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     The Company will invest net premiums, through the Account, in shares of the underlying Funds at net asset value and allocate them to Variable Sub-Accounts designated by a policyowner. Shares of the Funds are currently sold only to the Company and to other life insurance companies to support their obligations under variable annuity and variable life insurance contracts, or to qualified plans, and are not sold directly to the general public. The Company may redeem sufficient shares of the appropriate Fund to pay death benefits, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policies. In addition, if a policyowner elects to transfer Accumulation Value among the Sub-Accounts, the Company may redeem shares held in any Variable Sub-Account from which a transfer is made and purchase shares for any Variable Sub-Account into which Accumulation Value is transferred. See Item 10(c).

                                       V.
                       INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

    (a) Name and principal business address.

    (b) Form or organization.

    (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

    (d) Name of governmental supervising or examining authoity.

        Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     The assets of the Account are not chargeable with liabilities arising out of any other business that the Company may conduct except to the extent such assets exceed liabilities arising under the variable portion of the Policy. The income, capital gains, and capital losses of each Variable Sub-Account are credited to or charged against the assets held in that Variable Sub-Account in accordance with the terms of each Policy, without regard to the income, capital gains and capital losses of any other Variable Sub-Account.

                                       VI.
                      INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

    (a) The name and address of the insurance company.

        The name and address of the Company are set forth in the answer to
        Item 2.

    (b) The types of Policies and whether individual or group Policies.

        The Policy is an individual flexible premium variable life insurance policy.

        Under circumstances described in Item 10(d), a Policy may be converted to a permanent life insurance policy with death benefits that do not vary based on the performance of a separate account. The Policies are issued on an individual basis.

    (c) The types of risks insured and excluded.

        The Company assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual mortality costs. The Company also assumes the risk that deductions for expenses may be inadequate.

    (d) The coverage of the Policies.

        See Paragraph (c) of this Item. The minimum specified amount is $250,000. Death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges and increased by any unearned loan interest.

    (e) The Beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

        The recipient of the benefits of the insurance undertakings described in
        Item 51(c) is either the owner or the beneficiary under a Policy. There are no restrictions on the use of the proceeds other than those established by a policyowner.

    (f) The terms and manners of cancellation and of reinstatement.

        The insurance undertakings described in Item 51(c) are an integral part of a Policy and may not be terminated while a Policy remains in effect.

    (g) The method of determining the amount of premiums to be paid by holders of securities.

        See Items 13(a) and 13(d) for the amount of charges imposed. See Items 10(c), 10(i) and 44(c) for the manner in which the premium is determined.

    (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

        Not applicable.

    (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

        No person other than the Company receives any part of the premiums.

    (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

        None.

                                      VII.
                              POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination of substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

        See Items 10(g) and 10(h) as regards the Company's right to substitute any other investment for shares of any Fund.


    (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

        Not applicable.

    (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

        (1) the grounds for elimination and substitution;

        (2) the type of securities which may be substituted;

        (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

        (4) whether such substituted securities may be the securities of another investment company; and

        (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

            See Items 10(g) and 10(h).

    (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

        None.

53. (a) State the taxable status of the trust.

        The Company does not initially expect to incur any income tax upon the earnings or the realized gains attributable to the Account. Accordingly, the Company does not intend to create a reserve for its Federal income taxes attributable to the Account. If, however, the Company determines that it may incur such taxes, it may assess a charge for those taxes from the Account.

        Under current laws the Company may incur state and local taxes (in addition to premium taxes) in several states, and will incur certain federal tax liabilities in connection with the Policies. The premium load of 8% is intended in part to defray such obligations.

    (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

        Not applicable. See Item 53(a).

                                      VIII.
                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.


     Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not applicable.

59.  Financial statements:

    (a) FINANCIAL STATEMENTS OF THE TRUST

        Not applicable. The Trust is newly organized.

    (c) FINANCIAL STATEMENTS OF THE DEPOSITOR

        To be furnished by amendment.

                                       IX.
                                    EXHIBITS

A. (1) Resolution of the Board of Directors of the Company authorizing establishment of the Account, and Memorandum "Establishment of Seperate Account".

   (2) Not applicable.

   (3) (a) Underwriting Agreement between Lincoln Financial Advisors, Inc. Company and Lincoln Life & Annuity Company of New York (to be provided by amendment).
       (b) Form of selling group agreement among depositor principal underwriter and selling dealers. (to be provided by amendment)
       (c) Schedule of sales commissions (to be provided by amendment).

   (4) Not applicable.

   (5) Proposed form of Policy and Application, Form #LN650NY, together with Settlement Option Rider, Form #LR650NY.


   (6) (a)  Articles of Incorporation of the Company.*

       (b) By-laws of the Company.*

   (7) Not applicable.

   (8) (a) Fund participation agreements between the depositor and certain of the underlying investment companies and affiliated persons (to be provided by amendment).

       (b) Form of Service Agreement between the Company and Delaware Management Company, incorporated by reference to Registration Statement on Form N-4, File No. 333-38007, filed October 16, 1997.

   (9) Not applicable.

  (10) See Exhibit A(5).

B. (1) Not applicable.

   (2) Not applicable.

C. Not applicable.

* Incorporated by reference to Registration Statement on Form N-4, File No. 333-38007, filed by the Company on October 16, 1997.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement on Form N-8B-2 to be duly signed on behalf of the registrant in the City of Syracuse and State of New York on the 11th day of February, 1998.

         LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                              (Name of registrant)



[SEAL]                      BY: Lincoln Life & Annuity Company of New York
                                              (Depositor)


                             BY: /s/ PHILIP L. HOLSTEIN
                                 ---------------------------------------------
                                 Lincoln Life & Annuity Company of New York


Attest:

/s/ ROBERT O. SHEPPARD
-------------------------------------------
Lincoln Life & Annuity Company of New York